              NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1 UNDER
                       THE INVESTMENT COMPANY ACT OF 1940





         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE


         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Denver and the state of Colorado on the 31st day of December, 2001.



                               BERGER IPT - MID CAP VALUE FUND
                               (a series of Berger Institutional Products Trust) BERGER IPT - LARGE CAP VALUE FUND
                               (a series of Berger Institutional Products Trust)



                               By /s/ Anthony R. Bosch
                                  ---------------------------------
                                  Anthony R. Bosch
                                  Vice President




Attest: /s/ Janice M. Teague
        ----------------------
        Janice M. Teague
        Vice President